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                              March 25, 2024

       Kelly Youngblood
       Vice President and Chief Financial Officer
       MRC GLOBAL INC.
       1301 McKinney Street
       Suite 2300
       Houston, TX 77010

                                                        Re: MRC GLOBAL INC.
                                                            PRE 14A filed March
15, 2024
                                                            File No. 001-35479

       Dear Kelly Youngblood:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the proxy statement listed above.

       PRE 14A filed March 15, 2024

       Governance Highlights, page 9

   1. We note your disclosure that "[a]ll directors are elected annually based on a plurality of the votes cast in
uncontested elections." However, this appears to conflict with disclosure elsewhere in the
preliminary proxy statement (e.g., on page 32) regarding the director designated by the
holder of the Company's preferred stock. Please revise or advise.
       Deadlines for Submitting Stockholder Proposals for 2025 Annual Meeting of Stockholders, page
       14

   2. Please confirm that your disclosure complies with the requirement to advise shareholders of the deadline for
timely submission of dissident nominees for next year's annual meeting. See Rule
14a-5(e)(4) and CDI 139.03 under "Proxy Rules and Schedule 14A, available on our Web
site at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-
 Kelly Youngblood
FirstName  LastNameKelly Youngblood
MRC GLOBAL      INC.
Comapany
March      NameMRC GLOBAL INC.
       25, 2024
March2 25, 2024 Page 2
Page
FirstName LastName
         cdi.
If I hold shares in street name, does my broker need instructions to vote my shares?, page 17

3.       We note the following disclosure on page 17: "Under rules of the New
York Stock
         Exchange (the    NYSE   ), if you hold shares of stock in street name
and do not submit
         specific voting instructions to your brokers, banks or other nominees, they generally will have discretion to vote your shares on routine matters such as Proposal III but will not have the discretion to vote your shares on non-routine matters, such as Proposals I, II and
         IV." However, it is our understanding that brokers, banks and other fiduciaries do not discretion to vote on ANY matter if they are solicited by the dissident. Please revise or advise.
Who is paying for this proxy solicitation?, page 21

4. Please revise to fill in the blanks regarding approximate expected solicitation costs and such costs incurred to date.
Certain Information Regarding Nominees, page 35

5. Please revise to include principal occupations and employment during the past five years for each nominee. See Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.
         For example, there appears to be no employment information for Ms. Adams more recently than 2016 or for Mr. Damiris more recently than 2019.
General

6. Because this is a contested solicitation, the correct EDGAR tag is "PREC14A" rather than
         "PRE 14A." Please correct in future filings.
7. Please provide the information required by Rule 14a-16(d), including the Web site (other than the Commission's Web site) where the Company's soliciting materials may be found.
         While we note the reference to a site at www.viewourmaterials/mrc, it is not clear from your disclosure that all of your proxy materials are available there.
8. We note your disclosure in the proxy statement and the letter to shareholders that Engine
         Capital "intends to nominate" directors for election at the Annual Meeting. Please update your proxy disclosure to reflect that such nominations have occurred.
9. Please revise to include the information required under Item 405 of Regulation S-K.
         See Item 7(b) of Schedule 14A.
10. Please provide the information required under Item 408(b) of Regulation S-K. See Item
         7(b) of Schedule 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kelly Youngblood
MRC GLOBAL INC.
March 25, 2024
Page 3

        Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at (202) 551-3263.



FirstName LastNameKelly Youngblood                        Sincerely,
Comapany NameMRC GLOBAL INC.
                                                          Division of
Corporation Finance
March 25, 2024 Page 3                                     Office of Mergers &
Acquisitions
FirstName LastName